UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a)

NEUROGEN CORPORATION

(Name of Issuer)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

64124E-10-6

(CUSIP Number)

Barry L. Bloom
655 Madison Avenue, 19th Floor
New York, NY  10021-8043
(212) 521-2930

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

SCHEDULE 13D

CUSIP No. 64124E-10-6	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,200
	8	SHARED VOTING POWER 5,384,499
	9	SOLE DISPOSITIVE POWER 67,200
	10	SHARED DISPOSITIVE POWER 5,384,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,451,699
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 64124E-10-6	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,692
	8	SHARED VOTING POWER 5,384,499
	9	SOLE DISPOSITIVE POWER 56,692
	10	SHARED DISPOSITIVE POWER 5,384,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,441,191
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 64124E-10-6	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 947,108
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 947,108
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 64124E-10-6	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 947,108
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 947,108
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 64124E-10-6	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 947,108
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 947,108
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 64124E-10-6	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,247,108
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,247,108
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 64124E-10-6	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joan H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 24,100
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

           This Amendment No. 9 (the “Amendment”) to Schedule 13D is being filed by Julian C. Baker, Felix J. Baker, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch and Joan H. Tisch (the “Reporting Persons”) to amend and supplement statements on Schedule 13D previously filed by them. Except as amended and supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5.	Interest in Securities of the Issuer.

          Set forth in the table below is the aggregate number of shares of Common Stock owned by each of the following on April 21, 2004, together with the percentage of outstanding shares of Common Stock that such ownership represents based upon 34,178,406 shares of Common Stock outstanding on April 21, 2004, according to information furnished to the Reporting Persons by the Issuer.

Name	Number of Shares	Percent of Class Outstanding (1)
Julian C. Baker
Felix J. Baker
Baker/Tisch Investments, L.P.
Baker Biotech Fund I, L.P.
Baker Biotech Fund II, L.P.
Baker Biotech Fund II (Z), L.P.
Baker Bros. Investments, L.P.
Baker Bros. Investments II, L.P.
FBB Associates
Andrew H. Tisch 1995 Issue Trust 1
Andrew H. Tisch 1995 Issue Trust 2
Andrew H. Tisch 2002 Annuity Trust III
Andrew H. Tisch 2003 Annuity Trust III
Andrew H. Tisch 2004 Annuity Trust II
Daniel R. Tisch 1999 Issue Trust
Daniel R. Tisch 2002 Annuity Trust III
Daniel R. Tisch 2003 Annuity Trust III
Daniel R. Tisch 2004 Annuity Trust II
Four-Fourteen Partners, LLC
James S. Tisch 1995 Issue Trust
James S. Tisch 2002 Annuity Trust III
James S. Tisch 2003 Annuity Trust III
James S. Tisch 2004 Annuity Trust II
Joan H. Tisch
Thomas J. Tisch 1994 Issue Trust	67,200 (1)
56,692 (2)
371,490
2,195,509
2,039,196
268,465
230,162
221,177
58,500
86,592
86,591
81,470
292,472
399,983
173,183
81,470
292,472
399,983
300,000
173,183
81,470
292,472
399,983
24,100
	173,183	0.2% 0.2% 1.1% 6.4% 6.0% 0.8% 0.7% 0.6% 0.2% 0.3% 0.3% 0.2% 0.9% 1.2% 0.5% 0.2% 0.9% 1.2% 0.9% 0.5% 0.2% 0.9% 1.2% 0.1% 0.5%

Thomas J. Tisch 2002 Annuity Trust III Thomas J. Tisch 2003 Annuity Trust IV Thomas J. Tisch 2004 Annuity Trust II Total	81,470 292,472 399,983 9,620,923	0.2% 0.9% 1.2% 28.1%

(1)	Includes 16,200 shares of Common Stock and options to purchase 51,000 shares of Common Stock that have vested or will vest within 60 days.
(2)	Includes 4,692 shares of Common Stock and options to purchase 52,000 shares of Common Stock that have vested or will vest within 60 days.

          The beneficial owners of the shares listed above are as follows:

          Julian C. Baker and Felix J. Baker, by virtue of their control of entities that have the power to control the investment decisions of Baker/Tisch Investments, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P. and Baker Biotech Fund II (Z), L.P. may each be deemed to be the beneficial owners of securities held by such entities and may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of securities owned by FBB Associates and to have shared power to vote or direct the vote of and to dispose or direct the disposition of such securities.

          By virtue of their status as trustees of the respective Annuity Trusts and Issue Trusts referred to above, each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to be the beneficial owner of securities held by those trusts of which he is trustee and to have sole power to vote or direct the vote of and to dispose or direct the disposition of such securities.

          By virtue of his status as manager of Four-Fourteen Partners, LLC, Thomas J. Tisch may be deemed to be the beneficial owner of securities held by Four-Fourteen Partners, LLC and to have sole power to vote or direct the vote of and to dispose or direct the disposition of securities owned by Four-Fourteen Partners, LLC.

          The following purchases of Common Stock were made by the entities named below at $7.00 per share on April 19, 2004 directly from the Issuer pursuant to a Securities Purchase Agreement dated March 19, 2004, as amended by Side Letter Agreements dated March 26, 2004 and April 16, 2004.

Name	Number of Shares

Baker/Tisch Investments, L.P.
Baker Biotech Fund I, L.P.
Baker Biotech Fund II, L.P.
Baker Biotech Fund II (Z), L.P.
Baker Bros. Investments, L.P.
Baker Bros. Investments II, L.P.
Andrew H. Tisch 2004 Annuity Trust II
Daniel R. Tisch 2004 Annuity Trust II
James S. Tisch 2004 Annuity Trust II
Thomas J. Tisch 2004 Annuity Trust II	203,935 1,915,924 1,972,821 268,465 170,762 110,992 267,858 267,858 267,858 267,858

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1. Exhibit 2. Exhibit 3. Exhibit 4.	Agreement regarding the joint filing of this statement.

Purchase Agreement dated March 19, 2004 (incorporated by reference to Exhibit 99.1 to a Form 8-K report filed by the Issuer on March 29, 2004).

Side Letter Agreement dated March 26, 2004 (incorporated by reference to Exhibit 99.1 to a Form 8-K report filed by the Issuer on March 29, 2004).

Side Letter Agreement dated April 16, 2004.

Page 11 of 17 Pages

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2004

By:	/s/ Julian C. Baker

Julian C. Baker

By:	/s/ Felix J. Baker

Felix J. Baker

By:	/s/ Andrew H. Tisch

Andrew H. Tisch

By:	/s/ Daniel R. Tisch

Daniel R. Tisch

By:	/s/ James S. Tisch

James S. Tisch

By:	/s/ Thomas J. Tisch

Thomas J. Tisch

By:	/s/ Joan H. Tisch

Joan H. Tisch

Page 12 of 17 Pages